Exhibit 99.1

YM BIOSCIENCES ACHIEVES PRIMARY OBJECTIVE WITH NORELIN™ STUDY

MISSISSAUGA, Canada - May 25, 2005 - YM BioSciences Inc. (AMEX:YMI, TSX:YM, AIM:YMBA), the cancer product development company, announced today that Norelin™, its anti-cancer vaccine targeting the gonadotropin releasing hormone (GnRH), has successfully completed a proof of concept study in men with hormone dependent prostate cancer (HDPC). The majority of patients with HDPC treated with Norelin™ developed antibodies to GnRH, demonstrating the development of an immunological response, which was the primary objective of the trial.

The trial enrolled patients in two stages. In the first stage (results reported in June of 2003), 12 patients were enrolled and treated with the Company’s proprietary formulation of Norelin™ and were followed for 90 days. In the second stage, four patients were enrolled starting in mid-2004 and followed for 180 days before determining whether or not they responded. YM originally planned to enroll a total of 12 patients in the second stage, but voluntarily terminated enrollment of the trial when delays in trial implementation resulted in clinical supplies of the drug exceeding stability time-limits. The drug substance demonstrated excellent stability for four years, more than sufficient to consider it commercializable.

Patients from the first stage whose testosterone dropped significantly at 90 days were advanced onto a long-term booster program. Seven of the 12 enrolled patients developed anti-GnRH antibodies and two went on to achieve castrate levels of testosterone by day 120. Those two patients received booster doses for approximately two years and are in long-term follow-up. They remain at castrate levels with normalized PSA and have not demonstrated any sign of disease progression at >2.5 years.

Three patients from the first stage and three patients from the second stage received at least five doses of the vaccine and these patients were followed for 120 days. All responded to the vaccine, developing antibodies and achieving testosterone suppression. Three of these patients achieved complete castration of testosterone and normalized PSA.

David Allan, Chairman & CEO of YM BioSciences commented “The first cohort demonstrated the proof of concept but also suggested that we needed to follow patients longer than the initial target of 90 days to observe a good response. While the second cohort only enrolled a total of four patients who were to be followed for 180 days, the data are sufficiently compelling to take this drug forward into larger trials.”

Adverse events reported included injection site pain in 8/16 (50%) patients, hot flashes 3/16 (19%), nausea 2/16 (13%), decreased libido 1/16 (6%) and headache 1/16 (6%). There was no testosterone flare and no bone pain or worsening of symptoms reported.

Sean Thompson, Director of Corporate Development for YM BioSciences and project leader for Norelin™ added, “We are pleased with the results of this proof of concept study and now understand the appropriate dosing regimen and the follow-up schedule for this product. We additionally have early evidence that this approach may be better tolerated than currently available therapies. We now need to manufacture more material, study a larger group of patients and then go to the FDA with a registration plan.”

About YM BioSciences
YM BioSciences Inc. is a cancer product development company. Its lead drug, tesmilifene, is a small molecule chemopotentiator currently undergoing a 700-patient pivotal Phase III trial in metastatic and recurrent breast cancer. Published results from tesmilifene’s first Phase III trial in the same indication demonstrated a substantial increase in survival for women treated with the combination of tesmilifene and chemotherapy compared to chemotherapy alone, demonstrating that tesmilifene significantly enhanced the therapeutic effect of chemotherapy. In addition to tesmilifene, the Company is developing Norelin™, described above, and TheraCIM hR3, an EGFr humanized monoclonal antibody on which Phase II clinical data have recently been released in pediatric glioma and nasopharyngeal cancer, and for which Phase III IND applications have been filed. YM BioSciences recently acquired DELEX Therapeutics Inc., a private clinical stage biotechnology company developing AeroLEF™, a unique inhalation-delivered formulation of the established drug, fentanyl, to treat acute pain including cancer pain. This product has completed a Phase IIa trial with positive results and YM proposed to advance AeroLEF™ through a Phase IIb pain trial in 2005.

Except for historical information, this press release may contain forward-looking statements, which reflect the Company’s current expectation regarding future events. These forward-looking statements involve risk and uncertainties, which may cause but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company’s ongoing quarterly and annual reporting.

Enquiries:
James Smith, the Equicom Group Inc.	YM BioSciences Inc.
Tel. +1-416-815-0700 x 229	Tel. +1-905-629-9761
Fax +1-416-815-0080	Fax +1-905-629-4959
Email: jsmith@equicomgroup.com	Email: ir@ymbiosciences.com